News Release

NioGold Mining Corporation

TSX-V Symbol: NOX

Frankfurt Symbol: NG1

MARBAN DRILLING RETURNS

6.05 G/T GOLD OVER 6.5 METRES

Val-d’Or, Quebec, November 6, 2007: NioGold Mining Corporation (TSX-V:NOX) (FWB: NG1) (“NioGold”) reports on results of the 2007 drilling program on the Marban Block property, located in the Malartic Gold Camp, Quebec.  Assay results received from holes MB-07-015 to MB-07-018 (4) returned more strong results with best intervals of 6.51 g/t Au over 2.5 metres in hole MB-07-017 and 6.08 g/t Au over 6.5 metres in hole MB-07-018.  Core angles with dominant structural fabric indicate close to true width for the mineralized interval in hole MB-07-018.

NioGold has completed 20 drill holes for 9,120 metres (MB-06-001 to MB-07-020) on the Marban Mine target area.  The holes were drilled on four north-south sections located 350 to 550 metres east of the Marban Mine shaft.  Readers are invited to review the Marban Surface Plan and Marban Section 450E and previously reported results for holes MB-06-001 to MB-07-014 available at www.niogold.com/marban.  New results received from holes MB-07-015 to MB-07-018 are tabled below.  Assay results for holes MB-07-019 and MB-07-020 are pending.

Hole #	Line (m)	Station (m)	Az	Dip	Depth (m)	Unit	From (m)	To (m)	Core Length	Grade (g/t Au)
MB-07-015	5+50 E	0+54 N	184°	-83°	677.7	Central Granodiorite	110.0	111.0	1.0	5.50
						HW Ultramafics	285.1	288.0	2.9	2.97
						HW Ultramafics	345.0	346.0	1.0	3.68
						MS downdip	585.6	586.5	1.0	3.74
MB-07-016	5+50 E	1+56 S	181°	-60°	210.0	MS updip	91.7	92.3	0.6	4.65
						MS updip	168.2	169.2	1.0	4.58
MB-07-017	4+50 E	2+46 N	180°	-83°	891.0	HW Ultramafics	96.0	98.3	2.3	2.85
						Central Granodiorite	221.3	222.2	0.9	3.02
						Central Granodiorite	246.0	247.0	1.0	4.19
						HW Ultramafics	373.2	377.0	3.8	4.75
						including	373.2	375.7	2.5	6.51
						MS downdip	680.0	682.0	2.0	4.22
MB-07-018	3+50 E	0+80 S	182°	-83°	413.0	MS updip	120.0	129.0	9.0	1.12
						MS updip	141.0	146.0	5.0	1.93
						MS downdip	263.7	270.2	6.5	6.08
						including	265.6	269.3	3.7	8.54
						MS downdip	291.0	292.0	1.0	5.36
						some results pending

Note: Reported intervals are in core lengths.  Additional drilling is needed to estimate true widths and verify the continuity of the mineralised intervals from hole to hole.

The 6.08 g/t Au over 6.5 metres intersection in hole MB-07-018 lies along the depth extent and upper contact of the Marban Mine Sequence (mafic volcanics) with hangingwall ultramafic units where gold mineralization is consistently encountered (e.g. 4.15 g/t Au over 2.5 m and 6.57 g/t Au over 1.6 m in hole MB-07-008 and 4.46 g/t Au over 2.0 metres in hole MB-07-014).  The 6.51 g/t Au over 2.5 metres intersection in hole MB-07-017 was obtained in previously unrecognized mineralization within the hangingwall ultramafic units above the Mine Sequence.

Drilling results received to date on the Marban Mine target demonstrate strong potential to outline new gold resources near surface (updip) and along the depth extent (downdip) of the Mine Sequence.  An additional 10,000 metres of drilling is presently on-going that is focusing on the west strike extent of newly discovered near surface mineralisation.  Limited mine development was conducted to the west of the Marban Mine shaft (section 0+00W) and the gold mineralized system remains open west of section 3+00W.  A first pass drill testing is being conducted at 100-metre section spacing.

Norlartic-Kierens Resource Area Drilling

Further to the north on the Marban Block property, a drill program was initiated in mid-September to expand the gold resources presently defined along the Norbenite shear zone in proximity to the former Norlartic and Kierens Mines.  In June, NioGold released National Instrument 43-101 compliant indicated and inferred resources estimates of 72,000 and 270,000 ounces gold, respectively (see News Release dated June 28, 2007).  The program consists of 12,400 metres in 29 holes as 50- to 150-metre step-outs from existing drill hole intersections.  Readers are invited to review the Norlartic-Kierens Section available at www.niogold.com/marban for the location of the main drill target areas.

Six (6) holes for 1,600 metres were completed to date on the target.  Three (3) holes (NL-07-037 to NL-07-039) were completed on section 4+50W (450 metres west of the former Norlartic Mine shaft).  The holes tested the west extent of the Norlartic Main Zone from surface to a vertical depth of about -200 metres.  Holes NL-06-035 and NL-06-036, completed in 2006 on approximate section 4+00W, returned intersections of 2.74 g/t Au over 16.8 metres including 30.39 g/t Au over 1.3 metres, 7.75 g/t Au over 1.2 metres, and 5.71 g/t Au over 5.5 metres including 14.79 g/t Au over 1.2 metres.

The drill rig was moved to section 15+00W where 3 holes (MH-07-001 to MH-07-003) were completed to test the west extent of the Kierens Zone on the recently optioned Malartic Hygrade property.  Results are pending for all 6 holes.

Quality Assurance / Quality Control and Qualified Persons

Diamond drill holes were drilled with NQ-size core in order to obtain larger sample volumes for the mineralised zones. The core was delivered by the drilling contractor to NioGold’s facilities located at the Norlartic mine site. The core was photographed for reference, logged and mineralized sections were sawed in half. Sample lengths varied between 0.5 to 1.5 metres. The half core samples were bagged, sealed and trucked to Activation Laboratories Limited (“Actlabs”) in Ancaster, Ontario, an accredited laboratory. Samples were assayed by the fire-assay method using an atomic absorption finish on a 50-gram pulp split.

A quality assurance and quality control program (QA/QC) was implemented by NioGold and the laboratory to insure the precision and reproducibility of the analytical method and results. The QA/QC program includes the insertion of standards, blanks and duplicates in the sample batches sent to the laboratory and a systematic re-assaying from the remaining coarse reject fraction by the fire-assay method with an atomic absorption finish for samples returning values of 2 to 5 g/t Au and by gravimetric finish for samples returning values greater than 5 g/t Au. As well, 10% of the pulps are sent to Bourlamaque Assay Laboratories Ltd. in Val-d’Or for check assaying.

This press release was prepared by Rock Lefrançois, P. Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101. The exploration programs are conducted under the supervision of Bertrand Brassard, M.Sc., P.Geo. (OGQ), also a Qualified Person as defined by National Instrument 43-101.

NioGold Mining Corporation – « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD.  The Company’s main properties are the Camflo West and the Marban Block located in the Malartic and Val-d’Or Mining Camps, with a historic production of 25 million ounces of gold. The camps presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals). The Marban Block encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced 592,265 ounces of gold.

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, President & CEO

Rock Lefrançois, P.Geo., Vice-President

miverson@niogold.com

rocklefrancois@niogold.com

Tel: (604) 856-9887

Tel: (819) 825-7400

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.